UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3 / VIVT4; NYSE: VIV), in accordance with article 157 of Law nº 6,404 and with the provisions of CVM Instruction No. 358, communicates to its shareholders and the market in general, in continuity with the Material Fact disclosed on March 9, 2020 that, on this date, the Company obtained the authorization of ANATEL - Agência Nacional de Telecomunicações to convert the totality of 1,119,340,706 (one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six) preferred shares issued by the Company into common shares, nominative and with no par value, in the proportion of 1 (one) common share for each 1 (one) preferred share converted, with extinction of the preferred shares ("Conversion").

Finally, Telefônica Brasil informs that it will start the procedures with a view to obtaining the applicable corporate approvals for the execution of the Conversion, including, but not limited to, the approvals by its Board of Directors and by the Extraordinary and Special Shareholders Meetings of the Company, as well as by the other internal bodies and that will keep its shareholders and the market duly informed about the progress of said approvals.

São Paulo, August 06, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 6, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director